VIA EDGAR AND HAND DELIVERY
Joshua A. Kaufman
+1 212 479 6495
josh.kaufman@cooley.com

June 21, 2018
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mara L. Ronsom, Assistant Director, Office of Consumer Products
Jenifer López, Staff Attorney

Re:	Realm Therapeutics plc Registration Statement on Form F-1 (No. 333-225121) Filed May 23, 2018; Amended May 30, 2018, June 13, 2018 and June 19, 2018
Ladies and Gentlemen:
On behalf of Realm Therapeutics plc (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated June 20, 2018 (the “Comment Letter”), relating to the Company’s Registration Statement on Form F-1 filed on May 23, 2018 (the “Initial Filing”) and amended on May 30, 2018, June 13, 2018 and June 19, 2018 (“Amendment No. 3” and, together with the Initial Filing and the prior amendments, the “Registration Statement”). The numbering of the paragraph below corresponds to the numbering of the comment contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3.
Risk Factors
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could augur less favorable results to the plaintiff(s) in any such action, page 28

1.
We note your response to comment 2. Please tell us the basis for your belief that the “provision is generally enforceable under [state] law” and clarify what you mean by “generally.” Please also revise your disclosure to state that the waiver of the right to a jury trial should not be deemed to be a waiver of any rights under the federal securities laws, if true. In this regard, your statement that the ADS holders have not waived any “other” rights under the federal securities laws appears to imply that the right to a jury trial is a right under the federal securities laws.

The Company respectfully notes the Staff’s comment regarding enforceability of the jury trial waiver provision under state law. The Deposit Agreement is governed by the laws of the State of New York, which provide that jury trial waiver provisions should generally be given effect. “It is well settled that by written agreement parties may expressly waive their right to a jury trial on any claim.” Tiffany At Westbury Condominium v. Marelli Development Corp., 34 A.D.3d 791826 N.Y.S.2d 623 (2006). “Generally, contract provisions waiving jury trial are valid and enforceable, unless adequate basis to deny enforcement is set forth by challenging party.” Barclays Bank of New York, N.A. v. Heady Elec. Co., Inc., 174 A.D.2d 963 (1991). In Barclays, the court considered whether the visibility of the waiver provision in the contract was adequate (and found it to be so).

U.S. Securities and Exchange Commission
June 21, 2018
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The court separately held that a waiver provision will not be enforced to bar a viable setoff or counterclaim sounding in fraud or one which is based upon the creditor's negligence in failing to liquidate collateral upon the guarantor's demand (which was inapplicable), and neither would a jury trial waiver be applicable in the case of an intentional tort claim (as opposed to the contract dispute at issue). In a further elucidation of the visibility standard, the Appellate Division of the Supreme Court recently enforced a waiver that it found to be “broad, clear, and complete.” Highbridge House Ogden LLC v. Highbridge Entities LLC, 155 A.D.3d 505 (2017). Here, the jury trial waiver provision is prominently disclosed to the investor, as it is included in bold font and capitalized letters in the form of Deposit Agreement, including in the form of ADR included therein, which is filed as Exhibit (a) to the Registration Statement on Form F-6 for the ADSs (No. 333-225310) and is incorporated by reference to Exhibit 4.1 to the Registration Statement. Such provision has also been described in the Registration Statement on page 127, again in capitalized letters. Separately, actions under the ADSs would be contractual claims, to which the exceptions cited above in this paragraph would not apply. Therefore, the jury trial waiver provision in the Deposit Agreement would be enforceable under the laws of the State of New York.
The Company respectfully notes the Staff’s comment as to whether a right to trial by jury exists under the federal securities laws. While we are not aware of a specific statute, rule or regulation within the body of the federal securities laws that specifically provides for a right to trial by jury, the Seventh Amendment to the U.S. Constitution, which applies to all claims under common law in federal court, provides that “In suits at common law, where the value in controversy shall exceed twenty dollars, the right of trial by jury shall be preserved, and no fact tried by a jury, shall be otherwise reexamined in any court of the United States, than according to the rules of the common law.” A right to trial by jury for qualifying common law claims could be construed within the broader scope of federal securities law and could be imputed to claims under federal securities laws. The Company has therefore determined that its original formulation of the risk factor referring to “other” rights under the federal securities laws should remain in the prior form and the Company does not intend to amend the Registration Statement in connection with this response letter. Importantly, the Company notes that federal courts recognize the right to waive trial by jury and will generally enforce jury trial waiver provisions. “When asserted in federal court, the right to a jury trial is governed by federal law…. Although the right to a jury trial is fundamental and a presumption exists against its waiver, a contractual waiver is enforceable if it is made knowingly, intentionally, and voluntarily.” Merrill Lynch & Co. Inc. v. Allegheny Energy, Inc., 500 F.3d 171 (2007). The Company reiterates that the jury trial waiver provision specifically provides that such waiver is made to the fullest extent permitted by applicable law, so if federal law were to prohibit the waiver of a jury trial, ADS holders and beneficial owners would not be disadvantaged. In this regard, such provision is consistent with Section 14 of the Securities Act, which provides that “[a]ny condition, stipulation, or provision binding any person acquiring any security to waive compliance with any provision of this title or of the rules and regulations of the Commission shall be void.”
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U.S. Securities and Exchange Commission
June 21, 2018
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The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

cc:	Alex Martin, Realm Therapeutics, plc
Marella Thorell, Realm Therapeutics, plc
Jeff Libson, Cooley LLP
Divakar Gupta, Cooley LLP
Ed Lukins, Cooley LLP